

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

John Dowd
Chief Executive Officer
GoGreen Investments Corp
1021 Main St., Suite #1960
Houston, TX 77002

> **Re: GoGreen Investments Corp**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 14, 2021**
> **File No. 333-256781**

Dear Mr. Dowd:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2021 letter.

Amendment No. 3 to Form S-1 Filed October 14, 2021

Since holders of our founder shares and placement units will lose their entire investment in us..., page 53

1. We note your response to prior comment 1, including your revised disclosure that your sponsor or its affiliates or designees may not have extension loans paid back as you "may not" have sufficient funds left outside of the trust account if your initial business combination is not completed. We also note that you have added a footnote to your table in your Use of Proceeds section to indicate that the use of the proceeds held outside the trust account does not include any amounts that may be used for repayment of the extension loans (if any). If you believe that you may have sufficient funds left outside of the trust account to repay any such extension loans if your initial business combination is

not completed, please revise to clarify the anticipated source of such funds. In the alternative, if you do not believe that you will have sufficient funds to repay such loans, please revise your disclosure to clarify your statement that you "may not" have sufficient funds left outside of the trust account.

Our amended and restated memorandum and articles of association provide that the courts of the Cayman Islands will be the exclusive..., page 63

2.   We note your response to prior comment 2, and reissue such comment. Your disclosure that the forum selection provision in your amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act does not appear to be consistent with the exclusive forum provision in your form of amended and restated memorandum and articles of association filed as Exhibit 3.2, which selects the federal courts of the United States for such claims. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to ensure that your disclosure is consistent with the exclusive forum provision in your form of amended and restated memorandum and articles of association.

 You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Stuart Neuhauser